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                December 26, 2023

       Or Kles
       Chief Financial Officer
       My Size, Inc.
       HaYarden 4, POB 1026
       Airport City, Israel 701000

                                                        Re: My Size, Inc.
                                                            Registration
Statement on Form S3
                                                            Filed December 22,
2023
                                                            File No. 333-276249

       Dear Or Kles:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.




                Sincerely,


                Division of Corporation Finance

                Office of Technology
       cc:                                              Gary Emmanuel, Esq.